UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Forum Energy Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34984V209

(CUSIP Number)

February 16, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 34984V209
1.	Names of Reporting Persons Slotting RemainCo Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 34984V209
1.	Names of Reporting Persons Slotting RemainCo (GP) Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 34984V209
1.	Names of Reporting Persons Kevin Nugent
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 34984V209
1.	Names of Reporting Persons Charlesbank Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 528,423
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 528,423
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,423
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum Energy Technologies, Inc. (“Forum”) are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities Exchange Commission (“SEC”) on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons Charlesbank Equity Fund VIII GP, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 528,423
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 528,423
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,423
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons Charlesbank Equity Fund VIII, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 528,423
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 528,423
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,423
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons CBDD Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 528,423
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 528,423
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 528,423
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons AI RGL (Luxembourg) S.A.R.L.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 34984V209
1.	Names of Reporting Persons Advent International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 34984V209
1.	Names of Reporting Persons Advent International GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

Explanatory Note:

This Amendment No. 1 is being filed jointly by Slotting RemainCo Limited Partnership, Slotting RemainCo (GP) Inc., Kevin Nugent, Charlesbank Capital Partners, LLC, Charlesbank Equity Fund VIII GP, Limited Partnership, Charlesbank Equity Fund VIII, Limited Partnership, CBDD Investments, LLC, AI RGL (Luxembourg) S.A.R.L., Advent International, L.P. and Advent International GP, LLC (collectively, the “Reporting Persons”), and amends and supplements the Schedule 13G filed jointly by the Reporting Persons on January 16, 2024 (the “Original Schedule 13G”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13G.

This Amendment No.1 is being filed to disclose that, as of February 16, 2024, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of common stock of Forum Energy Technologies, Inc. (“Forum”). This Amendment is the final amendment to the Original Schedule 13G and constitutes an exit filing for the Reporting Persons.

The following items of the Original Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 through 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ⌧.

Item 9. Notice of Dissolution of Group.

Following the distribution by Slotting RemainCo Limited Partnership to its limited partners on February 16, 2024 of the 881,105 shares of common stock of Forum Energy Technologies, Inc. directly owned by it and reported in the Original Schedule 13G, the Reporting Persons may no longer be deemed to be members of a “group” as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Any further filings with respect to transactions in the security reported on will be filed, if required, by the Reporting Persons, in their individual capacity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2024

SLOTTING REMAINCO LIMITED PARTNERSHIP, by SLOTTING REMAINCO (GP) INC., its General Partner

By:	/s/ Brad Gamroth
Name:	Brad Gamroth
Title:	Chief Financial Officer

SLOTTING REMAINCO (GP) INC.

By:	/s/ Brad Gamroth
Name:	Brad Gamroth
Title:	Chief Financial Officer

By:	/s/ Kevin Nugent
Name:	Kevin Nugent

Signature Page to Schedule 13G Amendment No. 1 (Regarding Forum Energy Technologies, Inc.)

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Jerome McCluskey
Name:	Jerome McCluskey
Title:	Managing Director, General Counsel and Chief Compliance Officer

CHARLESBANK EQUITY FUND VIII GP, LIMITED PARTNERSHIP

By Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Jerome McCluskey
Name:	Jerome McCluskey
Title:	Managing Director, General Counsel and Chief Compliance Officer

CHARLESBANK EQUITY FUND VIII, LIMITED PARTNERSHIP

By:	Charlesbank Equity Fund VIII GP, Limited Partnership, its General Partner
By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Jerome McCluskey
Name:	Jerome McCluskey
Title:	Managing Director, General Counsel and Chief Compliance Officer

CBDD INVESTMENTS, LLC

By:	Charlesbank Equity Fund VIII, Limited Partnership, its Manager
By:	Charlesbank Equity Fund VIII GP, Limited Partnership, its General Partner
By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Jerome McCluskey
Name:	Jerome McCluskey
Title:	Managing Director, General Counsel and Chief Compliance Officer

Signature Page to Schedule 13G Amendment No. 1 (Regarding Forum Energy Technologies, Inc.)

AI RGL (LUXEMBOURG) S.A.R.L.

By:	/s/ Shanshan Ji
Name:	Shanshan Ji
Title:	Manager

By:	/s/ Frederic Francesconi
Name:	Frederic Francesconi
Title:	Manager

ADVENT INTERNATIONAL, L.P., By Advent International GP, LLC, its General Partner

By:	/s/ Ben Scotto
Name:	Ben Scotto
Title:	Vice President, Deputy Chief Financial Officer, Assistant Treasurer

ADVENT INTERNATIONAL GP, LLC

By:	/s/ Ben Scotto
Name:	Ben Scotto
Title:	Vice President, Deputy Chief Financial Officer, Assistant Treasurer

Signature Page to Schedule 13G Amendment No. 1 (Regarding Forum Energy Technologies, Inc.)